U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

         STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP Filed pursuant to
              Section 16(a) of the Securities Exchange Act of 1934,

       Section 17(a) of the Public Utility Holding Company Act of 1935 or

               Section 30(f) of the Investment Company Act of 1940

[x] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person*

   Deutsche Telekom AG
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   (Last)               (First)                 (Middle)

   Friedrich - Ebert - Allee 140
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                                    (Street)

    Bonn                Germany                 53113
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   (City)               (State)                 (Zip)


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2. Issuer Name and Ticker or Trading Symbol

   Sprint Corporation (PCS)
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3. IRS or Social Security Number of Reporting Person, if an Entity (Voluntary)

   N/A
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4. Statement for Month/Year

   08/01
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [    ]   Director                             [    ]   10% Owner
   [    ]   Officer (give title below)           [    ]   Other (specify below)

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7. Individual or Joint/Group Filing
   (Check applicable line)

   [ x ]   Form filed by one Reporting Person
   [   ]   Form filed by more than one Reporting Person
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

           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                         6.
                                                          4.                              5.             Owner-
                                                          Securities Acquired (A) or      Amount of      ship
                                             3.           Disposed of (D)                 Securities     Form:     7.
                                             Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                               2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                             Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security              Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                     (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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
PCS Common Stock-Series 1      8/10/01(1)      C            49,565,218    (A)   N/A        0                (I)       (2)
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PCS Common Stock-Series 1      8/10/01(1)      S            49,565,218    (D)  $23.8875(1) 0                (I)       (2)
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

* If the Form is filed by more than one Reporting Person, see Instruction
4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly

(1) On August 7, 2001, Deutsche Telekom AG ("DT") and NAB Nordamerika Beteiligungs Holding GmbH ("NAB"), a wholly-owned subsidiary of DT, entered into an underwriting agreement pursuant to which NAB agreed to sell to the underwriters an aggregate of 49,565,218 shares of Series 1 PCS Common Stock (the "Firm Shares") for resale at a public offering price of $24.50 per share, less an underwriting discount of $0.6125 per share. In the underwriting agreement, NAB also granted to the underwriters an option for up to 30 days to purchase up to an additional 7,434,782 shares of Series 1 PCS Common Stock on the same terms, solely to cover over-allotments. The closing of the sale of the Firm Shares occurred on August 10, 2001.

(2)  Through wholly-owned subsidiary, NAB.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned

         (e.g., puts, calls, warrants, options, convertible securities)
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
                                                                                                            9.        10.
                                                                                                            Num-      Owner-
                                                                                                            ber       ship
                                                                                                            of        Form
          2.                                                                                                Deri-     of
          Conv-                                                                                             vative    Deri-  11.
          ersion                                                6.                                          Secur-    vative Nature
          or                                                    Date Exer-      7.                  8.      ities     Secu-  of
          Exer-           4.                                    cisable and     Title and           Price   Benefi-   rity:  In-
1.        cise    3.      Trans-     5.                         Expiration      Amount of Under-    of      cially    Direct direct
Title of  Price   Trans-  action     Number of Derivative       Date (Month/    lying Securities    Deri-   Owned     (D) or Bene-
Deriv-    of      action  Code       Securities Acquired (A)    Day/Year)       (Instr. 3 and 4)    vative  at        In-    ficial
ative     Deriv-  Date    (Instr.    or Disposed of (D)         --------------- -----------------   Secur-  End of    direct Owner-
Security  ative   (Month/  8)        (Instr. 3, 4 and 5)        Date     Expira-          Amount    ity     Month     (I)    ship
(Instr.   Secur-  Day/    --------  --------------------------- Exer-    tion             or number (Instr. (Instr.   (Instr.(Instr
 3)       ity     Year)   Code  V    (A)          (D)           cisable  Date   Title     of Shares  5)      4)        4)     4)
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
PCS Common                                                                     PCS Common
Stock-    1 for 1 08/10/01 C(3)        49,565,218  (D)           N/A     N/A   Stock-     49,565,218  N/A  7,807,122(4) I    (5)
Series 3                                                                       Series 1
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

Explanation of Responses:

(3) Of these shares, an aggregate of 35,813,331 shares of Series 1 PCS Common Stock were obtained on conversion of Series 3 PCS Common Stock and an aggregate of 13,751,887 shares of Series 1 PCS Common Stock were obtained on conversion of Class A Common Stock.

(4) On August 10, 2001, DT held through its wholly-owned subsidiary, NAB, shares of Class A Common Stock that may be converted into 7,807,122 shares of PCS Common Stock-Series 3 (or PCS Common Stock-Series 1) of Sprint. DT and NAB disclaim beneficial ownership of securities of Sprint owned by France Telecom, and disclaim they are members of a group with FT.

(5) Through wholly-owned subsidiary, NAB.

                                                          DEUTSCHE TELEKOM AG




                              BY: /s/ Kevin Copp                     8/31/01
                                  -------------------------------   ----------
                                  Name: Kevin Copp                     Date

                                  Title:  Head of International
                                          Legal Affairs

                                  **Signature of Reporting Person

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).